Filing under Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.
Filing by Berkshire Hills Bancorp, Inc.
Subject Company: The Connecticut Bank and Trust Company.

BERKSHIRE HILLS BANCORP - BHLB www.berkshirebank.com America’s Most Exciting Bank sm Acquisition of The Connecticut Bank and Trust Company Growing America’s Most Exciting Bank SM October 25, 2011

BERKSHIRE HILLS BANCORP - BHLB www.berkshirebank.com America’s Most Exciting Bank sm Merger Summary • Berkshire to acquire CBT in transaction valued at approximately $ 29.5 million or $ 7.90 per share • Consideration will be 70% Berkshire stock and 30% cash • Stock exchange ratio fixed at 0.3810 Berkshire shares for each CBT share (70%) • Cash will be $8.25 for each CBT share (30%) • Consideration will be subject to shareholder election and proration procedures as described in the definitive merger agreement • Merger expected to close early in Q2, 2012. One CBT director to join Berkshire board. TARP repayment expected at or before close • Subject to regulatory approval and CBT shareholder approval 1 Notes: Transaction value based on 3,620,950 CBT shares outstanding plus value of option and warrant consideration described in merger agreement. CBT value per share based on $20.35 Berkshire average closing price for the ten trading days ending on October 21, 2011.

BERKSHIRE HILLS BANCORP - BHLB www.berkshirebank.com America’s Most Exciting Bank sm Rome Pittsfield Albany Manchester Center Springfield Hartford Boston Providence Logical Expansion In Attractive Markets 2 BHLB CBT Pro Forma Branches 63 8 71 Median HHI $51,292 $65,598 $52,279 Projected HHI Growth 15.06% 15.09% 15.06% Projected Pop. Growth (1.28) 1.09 (1.11) Population Per Square Mile 301 1,123 358 Source: SNL Note: Demographic data are weighted by deposits per county .

BERKSHIRE HILLS BANCORP - BHLB www.berkshirebank.com America’s Most Exciting Bank sm Strategic Benefits • CBT is a contiguous expansion of the growing Berkshire franchise, with a size that can be readily assimilated (about 6% of pro forma assets). • The 8 CBT branches will combine with the 12 Berkshire Springfield area branches, resulting in 20 branches in the Hartford/Springfield economic area - the second largest economic area in New England. • Berkshire’s successful integration track record and strong de novo growth record demonstrate the potential for significant future growth in the Greater Hartford market following this merger. • CBT is accretive to Berkshire’s demographic profile, reflecting the comparatively high income and population densities in the Hartford market. • Economies of scale and improved efficiencies are expected to result in solid earnings accretion. Opportunities for cross - sales & account acquisition are also expected based on the enhanced platform and capital base. • Improved Berkshire financial profile, geographic footprint, stock liquidity and market capitalization enhance positioning for organic growth and future acquisitions. 3

BERKSHIRE HILLS BANCORP - BHLB www.berkshirebank.com America’s Most Exciting Bank sm Pro Forma Financial Benefits • Core EPS accretion of 3 cents in 2012 before net deal costs. Future accretion expected to benefit from revenue synergies and regional expansion. • Transaction internal rate of return is projected to exceed 15%. • Tangible book value dilution estimated at 65 cents per share (4%), earned back in less than 6 months from total earnings and in 5 - 7 years including future revenue enhancements and expansion. • Combined tangible equity/assets expected to remain strong - near or above 8.0%, with risk based capital ratio at 10.7% and rising. • Attractive core deposit premium of 4%, below 9% average for New England transactions. • Price/tangible book value 1.4X; Price 11.6X est. core earnings w/cost saves and before revenue enhancements. 4 Notes: One – time transaction costs projected at $5.3 million after tax. Gross credit marks estimated at 5.5% of total loans. Cost saves are initially projected at 35% of core non - interest expense, rising to 40%. New England average core deposit premium based on d eals over $20 million since 2009.

BERKSHIRE HILLS BANCORP - BHLB www.berkshirebank.com America’s Most Exciting Bank sm CBT Financial Profile 5 Source: SNL 2009 FY 2010 FY 2011 FQ2 YTD Balance Sheet ($000) Total Assets 260,254 274,231 283,277 Gross Loans Held for Investment 200,780 223,723 223,130 Loan Loss Reserve 2,702 3,381 3,404 Total Deposits 200,772 213,788 223,617 Common Equity 19,094 19,793 20,750 Profitability ($000) Operating Revenue 9,203 10,695 5,406 Provision for Loan Losses 677 1,031 264 Non-Interest Expense 8,256 9,162 5,058 Net Income 357 560 922 ROAA (%) 0.15 0.21 0.68 Net Interest Margin (%) 3.94 3.83 3.74 Asset Quality (%) NPAs/ Assets 0.79 2.58 3.96 NCOs/ Avg Loans 0.35 0.17 0.22 Per Share Information ($) Common Shares Outstanding (actual) 3,572,450 3,620,950 3,620,950 Basic Book Value per Share 5.34 5.47 5.73 Basic Tangible Book Value per Share 5.33 5.45 5.72 EPS 0.05 0.05 0.20

BERKSHIRE HILLS BANCORP - BHLB www.berkshirebank.com America’s Most Exciting Bank sm CBT Loan and Deposit Composition – Attractive Commercial Lending Strategy and Deposit Base 6 Source: SNL. Data as of June 30, 2011. Deposit Composition Loan Composition Total: $223.6 mm Cost: 0.85% MMDA & Savings 35% Time 35% Checking & NOW 30% Total: $223.1 mm Yield: 5.31% CRE 52% C&I 30% 1 - 4 Family 5% Consumer & Other 8% Construction 5%

America's Most Exciting Bank[sm]

FORWARD LOOKING STATEMENTS. This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about the proposed merger of Berkshire and CBT. These statements include statements regarding the anticipated closing date of the transaction and anticipated future results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimate," and "intend" or future or conditional verbs such as "will," "would," "should," "could" or "may." Certain factors that could cause actual results to differ materially from expected results include delays in completing the merger, difficulties in achieving cost savings from the merger or in achieving such cost savings within the expected time frame, difficulties in integrating Berkshire and CBT, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which Berkshire and CBT are engaged, changes in the securities markets and other risks and uncertainties disclosed from time to time in documents that Berkshire files with the Securities and Exchange Commission.

ADDITIONAL INFORMATION FOR SHAREHOLDERS. The proposed transaction will be submitted to CBT stockholders for their consideration. Berkshire will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of CBT and a Prospectus of Berkshire, as well as other relevant documents concerning the proposed transaction. Stockholders of CBT are urged to read the Registration Statement and the Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about Berkshire and CBT at the SEC's Internet site (www.sec.gov) and at CBT's Internet site (www.thecbt.com).

Berkshire and CBT and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CBT in connection with the proposed merger. Information about the directors and executive officers of Berkshire is set forth in the proxy statement, dated March 24, 2011, for Berkshire's 2011 annual meeting of stockholders, as filed with the SEC on Schedule 14A. Information about the directors and executive officers of CBT is set forth in the proxy statement, dated April 18, 2011, for CBT's 2011 annual meeting of stockholders, which is available at CBT's Internet site. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus when it becomes available

NON-GAAP FINANCIAL MEASURES. This presentation references non-GAAP financial measures incorporating tangible equity and related measures, as well as core deposits. These measures are commonly used by investors in evaluating business combinations and financial condition. Tangible equity/tangible assets excludes intangible assets from the numerator and denominator. Tangible book value per share excludes intangible assets. Core deposits are total deposits less time deposits over $100 thousand. References to core earnings exclude non-core merger related expenses.

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